FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a press release published in the Newspaper “El Mercurio”, on March 22, 2011 informing at Banco de Chile’s Extraordinary Shareholders´ Meeting held on March 17, 2011.

BANCO DE CHILE ISSUANCE OF CASH SHARES

It is hereby communicated to Banco de Chile’s shareholders:

a) During the Extraordinary Shareholders Meeting of Banco de Chile, (the issuer) held on January 20, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr, Andres Rubio Flores and, dated January 27, 2011, it was agreed to increase the Bank's capital in the amount of Ch$ 240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, without par value, Serie “Banco de Chile-S”. The Superintendency of Banks and Financial Institutions approved the increase of the Bank’s Capital and the reform of the bylaws by means of Resolution N° 60 dated February 7, 2011, which was published in the Official Gazette on February 10, 2011 and registered in document 8,136, N°6,092 of the Registrar of Commerce of the Santiago Public Registrant, year 2011.

b) On March 14 2011, the Superintendency of Banks and Financial Institutions, registered under No, 2/2011 the issuance of 3,385,049,365 cash shares “Banco de Chile Serie- S”, without par value, all ordinary shares without any preferences.

In the Extraordinary Shareholders Meeting held on March 17, 2011, it was agreed the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”, by means of the amendment of the Banks Bylaws. The aforementioned amendment shall be effective upon its approval by the Superintendence of Banks and Financial Institutions and upon the compliance of all other legalizations formalities. In addition, the transformation of the shares series “Banco de Chile-S” will be registered in time in the Securities Register of the Superintendence of Banks and Financial Institutions (Registro de Valores de la Superintendencia de Bancos e Instituciones Financieras)

The term for the issuance, subscription and payment of these shares has been set for three years, beginning on January 20, 2011.

c) Subject to legal provisions, such shares will be placed in the local market; and will be offered to offshore investors. The remaining shares will be offered to third parties by means of its selling in the local markets (Bolsa de Comercio de Santiago or Bolsa Electrónica de Chile) in the terms and conditions determined by the Board of Directors.

d) The funds that are raised with the issuance of these shares will be destined to make front to the future growth and to the stategic objectives the Banks has imposed to it self in the medium term.

e) Pursuant to Corporation Law Number 18,046, its Regulations, and article 30 of Law number 19,396, subscription options corresponding to shares issued by Banco de Chile, shall be offered in the following manner:

1. - In the Ordinary Preferential Rights Offering Period, of the share subscription options corresponding to Banco de Chile’s shareholders will be preferentially offered to them, with the exception of Sociedad Matriz del Banco de Chile S.A. and Sociedad Administradora de la Obligación Subordinada SAOS S.A.

2.- During the Ordinary Preferential Rights Offering Period, of the share subscription options corresponding to Sociedad Matriz del Banco de Chile S A as shareholder, will be offered preferentially to its shareholders of series A, B, D, and E stocks.

3. – During the Special Preferential Rights Offering Period, the share subscription options for a total amount of 1,172,490,606 new shares corresponding to Sociedad Administradora de la Obligación Subordinada SAOS S.A. (SAOS), whose shares, issued by Banco de Chile are collateralized to the Central Bank of Chile, will be preferentially offered to shareholders of series A, B and D stocks of Sociedad Matriz del Banco de Chile S.A. Such period will begin to run fifteen days from the conclusion of the Ordinary Preferential Rights Offering Period.

f) During the Ordinary Preferential Rights Offering Period, 2,212,558,759 shares will be preferentially offered, According to paragraph e), numbers 1 and 2, set forth herein 1,714,816,037 shares will be preferentially offered to Banco de Chile’s shareholders, who will be entitled to subscribe to the new shares at a ratio of 0,041005205086 for each share they hold, Similarly, 497,742,722 shares will be offered to those shareholders who own series A,B,D and E stocks of Sociedad Matriz del Banco de Chile S.A., who will be entitled to subscribe to the new shares at a ratio of 0,041005274571 for each share they hold, In both cases, shares must be registered in the Registry of Shareholders, on March 25, 2011.

The price of the shares that will be offered shall be informed in the respective notification that will start the ordinary preferential right offering period (Periodo de Oferta Preferente Ordinario”. The price shall be paid immediately. In case the payment is done by  checks or other financial instruments, the obligations of payment of the subscription of the purchased shares shall be understand as extinguished only once the Issuer Bank receives effectively the respective funds.

The advertisement, by which the Ordinary Preferential Rights Offering Period will start, shall be published in “El Mercurio” newspaper edited in Santiago, on March 31, 2011.

g) Shareholders entitled to subscribe these shares or the assignors of these options, shall subscribe and pay for the shares within 30 days of the date that the option is to commence, which shall take place between March 31, and April 29, 2011, The right to subscribe shall be automatically waived, should shareholders decline to exercise such right within that period.

h) The preferential offer to subscription is essentially waivable and transferable within a period of 30 days, as set forth in paragraph g) herein, The transfer of options must be performed by private deed, duly signed by assignor and assignee, before two witnesses in full capacity or before a stock broker, before public notary, or by public instrument, duly signed by assignor and assignee, The assignment shall only produce binding effects with respect to Banco de Chile and third parties, once the Bank has become aware of such assignment, upon reviewing the respective documentation which must demonstrate assignment and certification of the right to exercise the option, in the event the latter been issued and withdrawn from the Bank.

As of March 31, 2011, Banco de Chile will make available to the shareholders or assignors so if requested by them, certificates which attest to the shareholder’s preferable rights to subscription, Such certificates will be issued within a period of 48 hours from their request, and may be withdrawn from the Bank’s office, located at 975 Agustinas Street, Suite 541, Santiago.

Any other information regarding the procedure to transfer rights may be solicited directly at the Bank.

i) Shares which were not subscribed to by the shareholders or their assignors entitled to exercise such right within the Ordinary Preferential Rights Offering Period, and the shares stemming from fractions caused by pro rata division among shareholders, will be offered to third parties by local stock exchange transactions and eventually in offshore markets, at market price determined by the Board of Directors.

j) The following is a summary of the monthly value of Banco de Chile’s shares as traded on local stock exchanges during the last 12 months,

Santiago Stock Exchange Information, Securities Stock Exchange

MONTH/YEAR	VOLUME (#)	TURNOVER ($)	AVG. PRICE ($)
March / 2010	864,718,390	46,790,670,959	53,96
April / 2010	378,484,323	20,095,407,768	53,17
May / 2010	394,033,565	20,787,033,039	52,72
June / 2010	328,781,304	18,239,855,540	55,48
July / 2010	578,861,723	35,076,734,943	60,54
August / 2010	336,379,200	22,487,039,115	66,83
September / 2010	431,202,517	30,210,717,914	69,98
October / 2010	348,179,898	24,705,102,387	70,96
November / 2010	362,749,366	25,211,270,601	69,50
December / 2010	464,628,902	32,411,230,893	69,89
January / 2011	668,932,930	47,853,933,672	71,60
February / 2011	407,595,756	27,090,600,805	66,46

Santiago Electronic Stock Exchanges Information, Securities Stock Exchange

MONTH/YEAR	VOLUME (#)	TURNOVER ($)	AVG. PRICE ($)
March / 2010	28,561,339	1,512,187,931	53,10
April / 2010	65,627,535	3,507,734,934	53,44
May / 2010	53,256,109	2,786,979,359	52,85
June / 2010	14,974,012	833,991,123	55,70
July / 2010	37,222,185	2,293,066,366	61,13
August / 2010	43,577,355	2,921,600,268	66,64
September / 2010	27,805,972	1,947,022,160	70,02
October / 2010	35,198,584	2,504,052,694	71,06
November / 2010	33,884,385	2,367,038,617	69,82
December / 2010	35,704,126	2,506,204,737	70,14
January / 2011	36,832,258	2,616,688,071	71,39
February / 2011	49,404,776	3,280,139,835	66,15

Valparaiso Stock Exchange Information, Securities Stock Exchange

MONTH/YEAR	VOLUME (#)	TURNOVER ($)	AVG. PRICE ($)
March / 2010	2,065,252	112,060,420	54,260
April / 2010	317,100	16,921,229	53,362
May / 2010	1,735,809	92,503,130	53,291
June / 2010	2,254,228	124,615,413	55,281
July / 2010	9,476,090	556,602,586	58,738
August / 2010	326,491	22,140,243	67,813
September / 2010	6,772,933	478,979,216	70,720
October / 2010	6,032,535	427,344,661	70,840
November / 2010	4,721,677	329,027,585	69,684
December / 2010	3,902,317	274,184,040	70,262
January / 2011	19,711,893	1,369,990,143	69,501
February / 2011	10,665,590	723,009,502	67,789

k) The Feller Rate rating agency evaluated the issuer’s stocks as first class, level one, Likewise, Fitch Ratings evaluated the issuer’s stocks as first class, level one.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2011

Banco de Chile

/S/ Alejandro Herrera A.
By:	Alejandro Herrera Aravena Acting Chief Executive Officer